Putnam Investments, LLC
One Post Office Square
Boston, MA 02109
March 16, 2011

VIA EDGAR CORRESPONDENCE FILING

Linda Stirling, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Definitive Proxy Statement for Putnam Municipal Opportunities Trust (the
“Fund”)

Dear Ms. Stirling:

On behalf of the Fund, we are filing, pursuant to Rule 14a-6(b) of the Securities Exchange Act of 1934, as amended, a definitive proxy statement on Schedule 14A (the “Proxy Statement”) and other definitive materials. These materials are being filed in connection with the Fund’s annual shareholder meeting and the solicitation of shareholder proxies with respect to several proposals, including (1a) the fixing of the number of Trustees, (1b) the election of the Fund’s Trustees, (2) a shareholder proposal recommending that the Fund’s investment management contract with Putnam Investment Management, LLC be terminated and (3) a shareholder proposal recommending that the Fund’s Trustees consider taking all steps to cause the Fund to redeem all auction rate preferred shares at par and to utilize alternative sources of leverage. (The Trustees have not deemed proposal (3) appropriate for consideration at the Fund’s meeting and have therefore excluded it from the Notice of Annual Meeting of Shareholders. However, in the event that the Fund is required by a court or regulatory body to put the proposal to a vote, the Trustees are soliciting proxies “against” the proposal.) The meeting at which shareholders will be asked to vote on these proposals is currently expected to be held on May 25, 2011.

This letter also responds to the comments that you provided telephonically to me on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Commission Staff”) on February 18, 2011 regarding the Fund’s related preliminary proxy statement filed with the Commission on February 11, 2011.

For convenience of reference, I have summarized the Commission Staff’s comments before the response by the Fund.

1. Comment: Please consider unbundling Proposal 1, “Fixing the number of Trustees at 12 and electing your fund’s nominees for Trustees,” into two separate proposals.

U.S. Securities and Exchange Commission	- 2 -	March 16, 2011

Response: We have made the requested change, as reflected in items 1a (“Fixing the Number of Trustees at 12”) and 1b (“Election of Trustees”) in the Proxy Statement.

2. Comment: Please explain further in the Proxy Statement how the number of Trustees is fixed, since it appears that shareholders cannot vote on a number other than 12.

Response: The Fund’s Proxy Statement states that the Fund’s declaration of trust requires shareholders to fix the number of Trustees at each annual meeting and that, in order to submit a proposal to fix the number of Trustees or to elect an alternative slate of Trustees, a shareholder must comply with the advance notice provisions in the Fund’s bylaws. As you have suggested, we have unbundled Proposal 1, which will allow shareholders, in a clear and unambiguous fashion, to vote “for” or “against” or to abstain from fixing the number of Trustees at 12. Moreover, the Proxy Statement indicates that a dissident shareholder has indicated an intention to seek support for a proposal to fix the number of Trustees at 14. Accordingly, shareholders would have the option of expanding the size of the board per the dissident’s proposal. The Proxy Statement notes the board’s recommendation in favor of 12 Trustees and against the higher number submitted by the dissident in its advance notice.

3. Comment: Please confirm that any applicable dissenters’ rights of appraisal are disclosed in the Proxy Statement pursuant to Item 3 of Schedule 14A.

Response: We hereby confirm that the Fund’s Proxy Statement provides such disclosure in the section entitled “Further Information About Voting and the Meeting—Quorums and Methods of Tabulation.” The disclosure indicates that there are no applicable rights of appraisal.

4. Comment: Please confirm that the Proxy Statement discloses the names of the persons by whom the cost of solicitation has been or will be borne, directly or indirectly pursuant to Item 4(a)(4) of Schedule 14A.

Response: We hereby confirm that the Fund’s Proxy Statement provides such disclosure in the section entitled “Further Information About Voting and the Meeting—Solicitation of Proxies.” The disclosure indicates that the Fund will bear the cost of solicitation.

I believe that this letter addresses the Commission Staff’s comments. Any questions on the Proxy Statement filing or with respect to this comment response letter may be directed to the undersigned at 1-800-225-2465, Ext. 11224. Thank you for your assistance.

Very truly yours,

/s/ Carlo N. Forcione
Carlo N. Forcione
Counsel
Putnam Investments

cc:       Yana Dobkin Guss, Ropes & Gray LLP